FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2013 No.1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On November 6, 2013, the Registrant announced its financial results for the nine and the three months ended September 30, 2013. Attached hereto is the following exhibit.

Exhibit 99.1	Press release dated November 6, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.
Date: November 6, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com

Gary S. Maier | Maier & Company, Inc. | (310) 471-1288

CCG Investor Relations | Kenny Green, (646) 201 9246  | towersemi@ccgisrael.com

TOWERJAZZ REPORTS THIRD QUARTER and NINE-MONTH RESULTS
--- Revenue Increased by 6% and 18% Over Second and First Quarter, Respectively ---
--- Cash and Deposits Up For Nine Months; Record Mask Programs Entering Production ---

MIGDAL HAEMEK,  ISRAEL – November 6, 2013 – TowerJazz (Nasdaq: TSEM and Tase:TSEM) today reported results for its 2013 third quarter and nine months ended  September 30, 2013 – reflecting 6 percent sequential revenue growth with a 10 percent increase in masks entering the factories and leveraging chip level design wins to support future margins and profitability increases.

Revenues for the 2013 third quarter continued an increased trajectory that began in the first quarter of the year, amounting to $132.6 million -- 6 percent higher than $125.3 million in revenues reported in the previous quarter and 18 percent higher than the revenues of $112.6 million, in the first quarter of 2013. As compared to the same period last year, revenues were $22 million lower solely as a result of the Micron volume agreement at the Nishiwaki facility in Japan. Excluding this Micron reduction, revenues were $4 million higher.

Net loss for the quarter was $32 million, or $0.68 per share, compared with $18 million, or $0.82 per share, in the third quarter of 2012. On an adjusted Non-GAAP basis, net income for the quarter was $12 million, or $0.26 basic earnings per share, compared with $32 million, or $1.43 per share, a year earlier.

On an adjusted Non-GAAP basis, gross profit and operating profit for the third quarter of 2013 were $39 million and $21 million, respectively, compared with $57 million and $40 million in the same quarter a year earlier.

For the 2013 nine-month period, revenues were $370 million and net loss was $78 million.  On an adjusted Non-GAAP basis, net income for nine month-period was $37 million, or $1.00 basic earnings per share, while gross profit and operating profit for the 2013 nine-month period were $117 million and $62 million, respectively.

During the nine months of 2013, the company generated positive cash flow from operations of $52 million, excluding interest payment, or $31 million, net of interest payments.

Cash and deposits at September 30, 2013 were $141 million compared with $117 million in the prior quarter and $133 million at December 31, 2012.

During the third quarter of 2013, the company completed a successful rights offering, raising approximately $40 million, out of which approximately $19 million was raised following the exercise of Warrant 8 in July 2013.

Shareholders' equity at September 31, 2013 was $172 million and the current ratio was 2.1:1 compared with 1.8:1 at the end of 2012.

 “The sequential growth we have demonstrated in Q1 through Q3 was in line with our expectations based on strong alignment to customer forecast and project execution.  The increase in new masks entering the fab amounted to about a 35% year to date increase as compared to 2012.  This is the base for core business growth, a precursor of which is our guidance for Q4 revenue, reflecting quarterly growth nicely above the foundry market trend," said Russell Ellwanger, chief executive officer of TowerJazz.

Business Outlook

TowerJazz expects to report revenues for its 2013 fourth quarter ending December 31, 2013 between $133 million and $143 million.  Mid-range guidance is reflecting 23%, 10% and 4% as compared to the first, second and third quarter of 2013, respectively.

As previously announced, beginning with the first quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) reorganization costs, (4) amortization related to a lease agreement early termination, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable and (6) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, reorganization costs, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Teleconference and Web Cast

TowerJazz will host an investor conference call today at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the 2013 third quarter and its fourth quarter 2013 forecast.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International)   The webcast is available to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via the password-protected event management site (www.streetevents.com). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

About TowerJazz

Tower Semiconductor Ltd. and its wholly owned U.S. subsidiary Jazz Semiconductor Inc. and its wholly owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, a global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also offers clients a world-class design enablement platform, providing a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities located in Israel, one in the United States and one in Japan. Additional information is available at www.towerjazz.com.
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully ramping new technologies at TowerJazz's Japan fab and engaging new customers to utilize this fab at a level that will cover all of its cost to avoid negative net cash flows and cash needs to operate the Japan fab; (xxviii) meeting regulatory requirements worldwide; and (xxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	December 31,
	2013	2013	2012
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$141,447	$116,559	$133,398
Trade accounts receivable	71,664	87,118	79,354
Other receivables	11,724	12,105	5,379
Inventories	70,364	71,195	65,570
Other current assets	15,815	15,236	14,804
Total current assets	311,014	302,213	298,505

LONG-TERM INVESTMENTS	13,529	13,440	12,963

PROPERTY AND EQUIPMENT, NET	369,628	383,792	434,468

INTANGIBLE ASSETS, NET	36,066	39,716	47,936

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	11,922	16,145	13,768

TOTAL ASSETS	$749,159	$762,306	$814,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$45,460	$35,207	$49,923
Trade accounts payable	63,383	74,678	81,372
Deferred revenue	2,218	3,261	1,784
Other current liabilities	39,893	31,870	36,240
Total current liabilities	150,954	145,016	169,319

LONG-TERM DEBT	305,929	306,980	288,954

LONG-TERM CUSTOMERS' ADVANCES	7,209	7,182	7,407

EMPLOYEE RELATED LIABILITES	76,013	74,237	77,963

DEFERRED TAX LIABILITY	15,145	22,522	26,804

OTHER LONG-TERM LIABILITIES	22,314	22,167	24,168

Total liabilities	577,564	578,104	594,615

SHAREHOLDERS' EQUITY	171,595	184,202	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$749,159	$762,306	$814,640

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,		September 30,				September 30,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$132,555	$154,594	$--		$--		$132,555	$154,594

COST OF REVENUES	93,069	97,181	35,115	(a)	38,284	(a)	128,184	135,465

GROSS PROFIT	39,486	57,413	(35,115)		(38,284)		4,371	19,129

OPERATING COSTS AND EXPENSES

Research and development	8,139	7,579	45	(b)	600	(b)	8,184	8,179
Marketing, general and administrative	10,241	10,093	764	(c)	1,370	(c)	11,005	11,463
Amortization related to a lease agreement early termination	--	--	1,866	(d)	--		1,866	--

	18,380	17,672	2,675		1,970		21,055	19,642

OPERATING PROFIT (LOSS)	21,106	39,741	(37,790)		(40,254)		(16,684)	(513)

INTEREST EXPENSES, NET	(8,416)	(8,073)	--	(e)	--	(e)	(8,416)	(8,073)

OTHER FINANCING EXPENSE, NET	--	--	(9,502)	(e)	(7,819)	(e)	(9,502)	(7,819)

OTHER EXPENSE, NET	(465)	(101)	--		--		(465)	(101)

PROFIT (LOSS) BEFORE INCOME TAX	12,225	31,567	(47,292)		(48,073)		(35,067)	(16,506)

INCOME TAX BENEFIT (EXPENSE)	--	--	3,291	(f)	(1,653)	(f)	3,291	(1,653)

NET PROFIT (LOSS) FOR THE PERIOD	$12,225	$31,567	$(44,001)		$(49,726)		$(31,776)	$(18,159)

(a)
Includes depreciation and amortization expenses in the amounts of $35,000 and $38,100 and stock based compensation expenses in the amounts of $115 and $184 for the three months ended September 30, 2013 and September 30, 2012 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $(62) and $457 and stock based compensation expenses in the amounts of $107 and $143 for the three months ended September 30, 2013 and September 30, 2012 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $206 and $288 and stock based compensation expenses in the amounts of $558 and $1,082 for the three months ended September 30, 2013 and September 30, 2012 respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net includes only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic loss per ordinary share in accordance with GAAP results is $0.68 and $0.82 for the three months ended September 30, 2013 and September 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 46.6 million and 22.1 million, respectively for these periods.

Basic earnings per ordinary share according to non-GAAP results is $0.26 and $1.43 for the three months ended September 30, 2013 and September 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 46.6 million and 22.1 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.22 and $0.64 for the three months ended September 30, 2013 and September 30, 2012, respectively, and the weighted average number of shares outstanding would be 55.6 and 49.5 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 3.7 million for the three months ended September 30, 2013 and September 30, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,				September 30,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$370,438	$491,244	$--		$--		$370,438	$491,244

COST OF REVENUES	253,220	307,119	98,050	(a)	113,910	(a)	351,270	421,029

GROSS PROFIT	117,218	184,125	(98,050)		(113,910)		19,168	70,215

OPERATING COSTS AND EXPENSES

Research and development	24,742	21,937	333	(b)	1,824	(b)	25,075	23,761
Marketing, general and administrative	30,115	29,434	1,877	(c)	4,224	(c)	31,992	33,658
Reorganization costs	--	--	--		5,789	(d)	--	5,789
Amortization related to a lease agreement early termination	--	--	5,598	(e)	--		5,598	--

	54,857	51,371	7,808		11,837		62,665	63,208

OPERATING PROFIT (LOSS)	62,361	132,754	(105,858)		(125,747)		(43,497)	7,007

INTEREST EXPENSES, NET	(24,748)	(23,161)	--	(f)	--	(f)	(24,748)	(23,161)

OTHER FINANCING EXPENSE, NET	--	--	(16,729)	(f)	(19,969)	(f)	(16,729)	(19,969)

OTHER EXPENSE, NET	(524)	(1,120)	--		--		(524)	(1,120)

PROFIT (LOSS) BEFORE INCOME TAX	37,089	108,473	(122,587)		(145,716)		(85,498)	(37,243)

INCOME TAX BENEFIT (EXPENSE)	(190)	1,085	7,874	(g)	(10,722)	(g)	7,684	(9,637)

NET PROFIT (LOSS) FOR THE PERIOD	$36,899	$109,558	$(114,713)		$(156,438)		$(77,814)	$(46,880)

(a)
Includes depreciation and amortization expenses in the amounts of $97,701 and $113,207 and stock based compensation expenses in the amounts of $349 and $703 for the nine months ended September 30, 2013 and September 30, 2012, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $43 and $1,271 and stock based compensation expenses in the amounts of $290 and $553 for the nine months ended September 30, 2013 and September 30, 2012, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $570 and $913 and stock based compensation expenses in the amounts of $1,307 and $3,311 for the nine months ended September 30, 2013 and September 30, 2012, respectively.

(d)	Includes reorganization costs.
(e)	Non cash amortization related to an early termination of an office building lease contract.
(f)	Non-GAAP interest expenses and other financing expense, net includes only interest on an accrual basis.
(g)	Non-GAAP income tax expenses include taxes paid during the period
(*)
Basic loss per ordinary share in accordance with GAAP results is $2.10 and $2.13 for the nine months ended September 30, 2013 and September 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 36.9 million and 22.0 million, respectively, for these periods.

Basic earnings per ordinary share according to non-GAAP results is $1.00 and $4.99 for the nine months ended September 30, 2013 and September 30, 2012, respectively and the weighted average number of ordinary shares outstanding is 36.9 million and 22.0 million for these periods.

Fully diluted earnings per shares according to non-GAAP results would be $0.71 and $2.21 for the nine months ended September 30, 2013 and September 30, 2012, respectively, and the weighted average number of shares outstanding would be 51.7 and 49.6 million for these periods; fully diluted earnings results and quantities of number of shares outstanding exclude 23.2 million and 2.2 million for the nine months ended September 30, 2013 and September 30, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock during these periods.